Contact

www.linkedin.com/in/elliot-justin-md (LinkedIn)
www.swiftmd.com (Company)
www.myfirmtech.com (Company)

Top Skills

Emergency Medicine
Healthcare
Healthcare Management

Elliot Justin, MD, FACEP

CEO at Firm Tech - The Future of Sexual Health Wearables
| Founder of SwiftMed (acquired) | Founder of The Pegasus
Emergency Group (acquired) | Author
Bozeman, Montana, United States

Summary

Elliot Justin MD, FACEP, is the CEO and founder of FirmTech, the world's first sex tech company focused on keeping men firm and fit for a better lifetime of lovemaking and pleasure. Before there is ED, there is erectile fitness. How can men avoid ED, and if they have it, arrest it and potentially reverse the condition?
Dr. Justin and his FirmTech team have developed the Tech Ring and the Performance Ring, transformative tools to help men optimize personal "erectile fitness," and to inspire better erectile and cardiovascular health. The Tech Ring embeds smart sensors into an advanced effective and safe "cock ring" form. Healthy men have 3 to 5 erections while they sleep. This number is a leading indicator of a man's vascular health. Before heart attacks, strokes, and significant diabetes occur, this number will go down.   When worn during sex, the Tech Ring measures the duration and firmness of erections. Now men, while wearing a cock ring for better sex, can also assess the impact of medications, vascular diseases, supplements, and exercises on their erectile health.
Soon, we will provide similar sex tech for women.

By background, he is an Emergency Medicine specialist and health care technology consultant. As a serial health care entrepreneur, he founded and exited Pegasus Emergency Group and Swift MD and advised several service, telemedicine and tech startups.

In the previous century, Dr. Justin concentrated in Slavic Studies at Harvard University (1971-'75) and medicine at Boston University (1975-'79). His studies instilled skepticism toward the conceits and prognoses of experts, antipathy to authoritarians and true believers, and kindled a passion for liberty and objectivity. Above all he believes the inability to admit error and uncertainty are the roots of friction and failure.

In 2014 he established Pegasus Liberty Foundation to fund research on the prevalence of slavery and efforts to rescue and rehabilitate slaves in India, Nepal and Burma. He also has served on the advisory board of the Freedom Fund.

Passionate about history, economics and pre-20th century literature and art, Dr. Justin wrote the novel "The Chastity of Honor," about the country's first war against jihadis during the Jefferson presidency. Kindle it!

Happily married for 35 years to his artist wife, and the father of three remarkably successful adult children, Elliot and Ann live in Montana with three energetic mares and a flock of chickens. He is a passionate trail rider who sometimes imagines, to his wife's chagrin, that he's a centaur.

Experience

FirmTech, Inc.
Chief Executive Officer, FirmTech
September 2020 - Present (2 years 10 months)

FirmTX enhances sexual pleasure, assesses ED & cardiovascular risk, differentiates performance anxiety from physiological ED.

Targeting hetero and gay men passionate about their sexual fitness/status/ data, and older men concerned about vascular disease.

Welcome Home Health
Chief Medical Officer
May 2020 - Present (3 years 2 months)
Portland, Oregon Metropolitan Area

Overseeing quality care, the patient experience, technology evaluation

Justin MD LLC
CEO
July 2014 - Present (9 years)
Bozeman MT

Diabetes Relief Centers of America
CMO

May 2018 - November 2018 (7 months)
New YorK, New York

I left this position 11/18 when the company changed its strategic direction.

SwiftMD
Board Member
2006 - September 2018 (12 years)
Bozeman, Montana

I am the founder of SwiftMD, a telemedicine service provider.   Telemedicine
has the power to end the funding crisis in health care and the mismatch
between problems and resources.   It can take healthcare out of the failing,
expensive doctor/brick and mortar focus of the current delivery system
into a virtual, patient focused world of effective and inexpensive, real time,
computer assisted diagnoses and treatments.   We need the invisible hands of
innovation and competition to fix the problems created by the selfish grip of the
regulators, price fixers, provider guilds and their hospital allies.   The answer to
this crisis is the smartphone in almost everyone's pockets - smarter, faster and
cheaper than any doctor. Let a thousand options flourish.

Pegasus Emergency Group
CEO
1996 - May 2014 (18 years)
Bozeman, Montana

I sold my interests in Pegasus Emergency Group, a corporation that I founded
in 1996 and re-branded in 2008. It had become the fastest growing company
in its sector. Pegasus tenaciously focused on superior health care and
operations and successful business partnerships with our hospitals.   We paid
more to recruit and retain the best leaders and providers, monitored provider
performance to eliminate "walkouts", improved door to doctor time and patient
satisfaction. Pegasus was my 3rd successful venture in Emergency Medicine
services.

———

Education

Boston University School of Medicine
MD, Medicine · (1975 - 1979)

Harvard College
BA, Slavic language and literature · (1971 - 1975)